ADITYA BIRLA NUVO

ADITYA BIRLA GROUP

September 15, 2006

U.S.Securities and Exchange Co[redacted]
Office of International Corporati
Division of Corporation Finance
100 F Street, N.E.
Washington D.C.20549

Re : Aditya Birla Nuvo Limited / SEC File No.82-34979 Rule 12g3-2(b) Submission

Sub : Minutes of the Proceedings of the 49th Annual General Meeting held on Thursday, the 17th August, 2006

Ladies and Gentlemen :

This letter is with respect to Aditya Birla Nuvo Limited, a limited company incorporated under the laws of India (the "Company").

Pursuant to Rule 12g3-2(b) (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed please find one copy of the following document :

[Regulatory Announcement of the Company dated 15.9.2006]

The Company is providing the enclosed information and documents in reliance upon (i) paragraph (b)(4) of the Rule to the effect that such information and documents are not deemed "filed" with the Commission or otherwise subject to the liabilities under Section 18 of the Act and (ii) paragraph (b)(5) of the Rule to the effect that the furnishing of such information and documents shall not constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,
For **ADITYA BIRLA NUVO LIMITED**

Devendra Bhandari
Company Secretary

Enc : a/a

ADITYA BIRLA NUVO

ADITYA BIRLA GROUP

FILE NO : 82-34979

September 15, 2006

U.S.Securities and Exchange Commission
Office of International Corporation Finance
Division of Corporation Finance
100 F Street, N.E.
Washington D.C.20549

Dear Sir,

Sub : 49th Annual General Meeting held on Thursday, 17th August'06

Pursuant to Clause-31 of the Listing Agreement, kindly find enclosed herewith a copy of the Minutes of Proceedings of the 49th Annual General Meeting of the Shareholders of the Company held on Thursday, 17th August, 2006 at the Registered Office of the Company at Veraval, Gujarat, for your reference and records.

The above is for your information.

Thanking you,

Yours faithfully,
For **ADITYA BIRLA NUVO LIMITED**

Devendra Bhandari
Company Secretary

Encls : a/a.

ADITYA BIRLA NUVO LIMITED

Minutes of the PROCEEDINGS of the **FORTY NINTH ANNUAL GENERAL MEETING** of the Shareholders of **ADITYA BIRLA NUVO LIMITED** held on Thursday, the 17th August, 2006 at 10:30 A.M. at the Registered Office of the Company at Indian Rayon Compound , Veraval – 362 266, Gujarat

Present: -

Directors	:	Mr. Sanjeev Aga, Managing Director Ms. Tarjani Vakil Mr. P. Murari Mr. G. P.Gupta Mr. B. R.Gupta Mr. Adesh Gupta Mr. K. K.Maheshwari
Shareholders	:	70 Shareholders were present in person at the meeting as per the Attendance Slips received from them.
Proxy Holders Representatives	:	10 Persons holding proxies were present at the meeting through proxy and 2 authorized representatives were present as representatives at the meeting.
	:	The Company Secretary announced that the Company had received 36 valid proxies covering 32043926 Equity Shares (38.37 % of the total equity) and 2 representations covering further 7467216 Equity Shares (8.94% of the total equity) which were laid before the meeting.

As the Chairman of the Board could not remain present, Mr. C. M. Motta, a shareholder of the Company, proposed the name of Mr. Sanjeev Aga, the Managing Director of the Company, to chair the meeting, which was seconded by Mr. Jignesh Doshi. On a show of hands, Mr. Sanjeev Aga was elected as Chairman of the meeting. Accordingly, Mr. Sanjeev Aga took the chair and thanked the shareholders for electing him as such, Chairman of the meeting. (Chairman).

The Chairman welcomed the Shareholders present and other representatives and introduced the fellow directors seated on the dias.

The Chairman announced that the required quorum being present, the proceedings of the meeting would commence.

The Chairman then notified the Shareholders about proxies received as per the Proxy Register tabled at the meeting.

The Chairman also announced that the Statutory Registers placed at the meeting were open for inspection by the shareholders during the continuance of the meeting, if they so desired.

The Chairman mentioned that the Notice convening the 49th Annual General Meeting of the Company was circulated to all the Shareholders in time. With the consent of the shareholders present, the Notice of the Annual General Meeting dated 3rd July, 2006 was taken as read.

The Chairman thereafter requested the Company Secretary to read out the Auditors' Report.

Thereafter, at the direction of the Chairman, the Company Secretary read out the Auditors' Report to the Shareholders of the Company for the year ended 31st March, 2006.

The Chairman then read out the speech on the performance of the Company for the financial year 2005-06. He also briefed the Shareholders on the performance of the Company during the first quarter ended on 30th June, 2006.Thereafter the Chairman invited questions from the shareholders present on the Annual Accounts for the year 2005-06.

The following resolution as per details below, was taken up one after the other, and passed on show of hands.

1. **As an Ordinary Resolution:**

"RESOLVED THAT the audited Balance Sheet as at 31st March, 2006 and the Profit and Loss Account of the Company for the year ended 31st March, 2006, the Directors' Report and the Auditors' Report as circulated to the Shareholders and placed before the members be and are hereby approved and adopted."

Proposed by: Mr. K.C.Jhanwar
Seconded by: Mr. R.C.Maheshwari
Carried *nem-con* on a show of hands

2. **As an Ordinary Resolution:**

"RESOLVED THAT payment of dividend for the year ended 31st March, 2006 on 8,35,04,386 paid-up Equity Shares of Rs.10 each @ Rs.5.00 (Rupees Five only) per share as recommended by the Board of Directors of the Company and tax payable thereon be and is hereby approved and paid by the Company amongst the holders of the aforesaid equity shares whose names stand on the Register of Members of the Company after giving effect to valid share transfers in physical form lodged with the Company on or before Wednesday, the 9th August, 2006 and in respect of shares held in electronic form, the dividend be paid on the basis of ownership as per details furnished by the Depositories for this purpose."

Proposed by: Mr. L.R.Pokar
Seconded by: Mr.H.Krishnan
Carried *nem-con* on a show of hands

3. **As an Ordinary Resolution:**

"RESOLVED THAT Mr. Kumar Mangalam Birla, a Director of the Company, who retires from office by rotation and being eligible for

re-appointment, be and is hereby re-appointed as a Director of the Company."

Proposed by: Mr.S.Pabari
Seconded by: Mr. S.L.Advani
Carried *nem-con* on a show of hands

4. As an Ordinary Resolution:

"RESOLVED THAT Mr. B.R.Gupta, a Director of the Company, who retires from office by rotation and being eligible for re-appointment, be and is hereby re-appointed as a Director of the Company."

Proposed by: Mr. S.S.Gupta
Seconded by: Mr. M.L.Doshi
Carried *nem-con* on a show of hands

5. As an Ordinary Resolution:

"RESOLVED THAT Mr. B.L.Shah, a Director of the Company, who retires from office by rotation and being eligible for re-appointment, be and is hereby re-appointed as a Director of the Company."

Proposed by: Mr. R.B.Siddhpura
Seconded by: Mr. J.V.Dave
Carried *nem-con* on a show of hands

The Chairman then requested the Shareholders to appoint the Statutory Auditors and the Branch Auditors of the Company as recommended by the Board of Directors and as proposed vide Item Nos.6 and 7(i) to 7(vi) of the agenda of the Notice dated 3rd July, 2006 of the Annual General Meeting.

Thereafter, the following resolutions were proposed and passed *nem-con* on a show of hands:-

6. **As an Ordinary Resolution:**

"RESOLVED THAT in conformity with the provisions of Section 224 and other applicable provisions, if any, of the Companies Act, 1956, M/s. Khimji Kunverji & Co., Chartered Accountants, Mumbai and M/s. S.R.Batliboi & Co., Chartered Accountants, Mumbai, the retiring Auditors be and are hereby re-appointed as the Joint Statutory Auditors of the Company to hold office as such from the conclusion of this meeting until the conclusion of the next Annual General Meeting of the Company, at such remuneration to each of them, as may be decided by the Board/Audit Committee of the Board plus reimbursement of out of pocket expenses as may be incurred in the performance of their duties (excluding service tax, if any)."

Proposed by: Mr. Kalpesh Shah
Seconded by: Mr. M.L.Doshi

7(i). **As an Ordinary Resolution:**

"RESOLVED THAT pursuant to the provisions of Section 228 and other applicable provisions, if any, of the Companies Act, 1956, M/s. Khimji Kunverji & Co., Chartered Accountants, Mumbai, the retiring Auditors be and are hereby re-appointed as the Branch Auditors of the Company to audit the accounts in respect of the Company's Hi-Tech Carbon Division, Renukoot and Hi-Tech Carbon Division, Gummidipoondi to hold office as such from the conclusion of this meeting until the conclusion of the next Annual General Meeting of the Company at such remuneration for each of the aforesaid two divisions as may be decided by the Board/Audit Committee of the Board plus reimbursement of out of pocket expenses as may be incurred, in the performance of their duties (excluding Service Tax, if any)."

Proposed by: Mr. M.S.Raut
Seconded by: Mr. George Kutty

7(ii). As an Ordinary Resolution:

"RESOLVED THAT pursuant to the provisions of Section 228 and other applicable provisions, if any, of the Companies Act, 1956, M/s.Khimji Kunverji & Co., Chartered Accountants, Mumbai and M/s.K.S.Aiyar & Co., Chartered Accountants, Mumbai, the retiring Joint Branch Auditors, be and are hereby reappointed as the Joint Branch Auditors of the Company to audit the accounts in respect of the Company's Indian Rayon Division at Veraval to hold office as such from the conclusion of this meeting until the conclusion of the next Annual General Meeting of the Company at such remuneration to each of them as may be decided by the Board/Audit Committee of the Board plus reimbursement of out of pocket expenses as may be incurred, in the performance of their duties (excluding Service Tax, if any)."

Proposed by: Mr. Ashwin Shah
Seconded by: Mr. L.R.Pokar

7(iii). As an Ordinary Resolution:

"RESOLVED THAT pursuant to the provisions of Section 228 and other applicable provisions, if any, of the Companies Act, 1956, M/s. S. R. Batliboi & Co., Chartered Accountants, Kolkata, the retiring Branch Auditors, be and are hereby reappointed as Branch Auditors of the Company to audit the accounts in respect of the Company's Jaya Shree Textiles Division, Rishra, Rajashree Syntex Division, Midnapur, Insulator Division (Domestic Marketing) Halol/ Rishra, Rajashree Gases, Jagdishpur to hold office as such from the conclusion of this meeting until the conclusion of the next Annual General Meeting of the Company at such remuneration for each of the aforesaid Divisions as may be decided by the Board/ Audit Committee of the Board plus reimbursement of out of pocket expenses as may be incurred, in the performance of their duties (excluding Service Tax, if any)."

Proposed by: Mr. S.Pabari
Seconded by: Mr. Kalpesh Dhulkotia

7(iv). As an Ordinary Resolution:

"RESOLVED THAT pursuant to the provisions of Section 228 and other applicable provisions, if any, of the Companies Act, 1956, M/s. S. R. Batliboi & Co., Chartered Accountants, Kolkata, be and are hereby appointed as Branch Auditors of the Company to audit the accounts in respect of the Indo Gulf Fertilisers Division Jagdishpur to hold office as such from the conclusion of this meeting until the conclusion of the next Annual General Meeting of the Company at such remuneration as may be decided by the Board/ Audit Committee of the Board plus reimbursement of out of pocket expenses as may be incurred, in the performance of their duties (excluding Service Tax, if any)."

Proposed by: Mr. B.P.Trivedi
Seconded by: Mr. B.M.Wani

7(v). As an Ordinary Resolution:

"RESOLVED THAT pursuant to the provisions of Section 228 and other applicable provisions, if any, of the Companies Act, 1956, M/s. Khimji Kunverji & Co., Chartered Accountants, Mumbai be and are hereby appointed as the Branch Auditors of the Financial Services Division of the Company to hold office as such from the conclusion of this meeting until the conclusion of the next Annual General Meeting of the Company at such remuneration as may be decided by the Board/ Audit Committee of the Board plus reimbursement of out of pocket expenses as may be incurred, in the performance of their duties (excluding Service Tax, if any)."

Proposed by: Mr. Kishore Dushara
Seconded by: Mr. D.N.Vadukul

7(vi). As an Ordinary Resolution:

"RESOLVED THAT pursuant to the provisions of Section 228 and other applicable provisions, if any, of the Companies Act, 1956, M/s.Deloitte, Haskins & Sells, Chartered Accountants, Bangalore,

the retiring Branch Auditors, be and are hereby reappointed as Branch Auditors of the Company to audit the accounts in respect of the Company's Madura Garments Division, Bangalore to hold office as such from the conclusion of this meeting until the conclusion of the next Annual General Meeting of the Company at such remuneration as may be decided by the Board/ Audit Committee of the Board plus reimbursement of out of pocket expenses as may be incurred, in the performance of their duties (excluding Service Tax, if any)."

Proposed by: Mr. R.B.Siddhpura
Seconded by: Mr. M.L.Doshi

8. As a Special Resolution:

A. "RESOLVED THAT subject to provisions of Sections 16(1), 94 and any other applicable provisions, if any, of the Companies Act, 1956 and in terms of authority conferred upon the Company under Article 47 of the Articles of Association of the Company and subject to such approvals, consents and permissions as may be required, 10,00,000 (ten Lacs) Redeemable Preference Shares of Rs. 100/-each forming part of the existing unissued Authorised Share Capital of the Company be and are hereby reclassified into 1,00,00,000 (One Crore) equity shares of Rs. 10/-each and on such re-classification, the Authorised Share Capital of the Company be and is hereby re-classified as Rs. 100,00,00,000/- (Rupees One Hundred Crores only) divided into 9,50,00,000 (Nine Crores Fifty Lacs) equity shares of Rs. 10/- each and 5,00,000 (Five Lacs) Redeemable Preference Shares of Rs. 100/- each."

"RESOLVED FURTHER THAT on the above resolution being passed and becoming effective the Authorised Share Capital of the Company be and is hereby increased from Rs. 100,00,00,000/- (Rupees One Hundred Crores) divided into 9,50,00,000 (Nine Crores Fifty Lacs) Equity Shares of Rs. 10/- each and 5,00,000 (Five Lacs) Redeemable Preference Shares

of Rs. 100/- each to Rs. 125,00,00,000/- (Rupees One Hundred Twenty Five Crores) divided into 12,00,00,000 (Twelve Crores) Equity Shares of Rs. 10/- each and 5,00,000 (Five Lacs) Redeemable Preference Shares of Rs. 100/- each by the creation of 2,50,00,000 (Two Crores Fifty Lacs) new Equity Shares of Rs. 10/- each and consequently the respective capital clauses in the Memorandum and Articles of Association of the Company do stand altered accordingly."

B. "RESOLVED that on the above resolution being duly passed and becoming effective, the existing clause V of the Memorandum of Association of the Company be and is hereby deleted and substituted by the following as new Clause V.

"**V.** The Authorised Share Capital of the Company is Rs. 125,00,00,000 (Rupees One Hundred Twenty Five Crores only) divided into 12,00,00,000 (Twelve crores) equity shares of Rs.10 each and 5,00,000 (Five Lacs) Redeemable Preference Shares of Rs.100 each with power to the Company to increase or reduce the capital and to divide the shares in the Capital for the time being into several classes (being those specified in the Companies Act, 1956) and to attach thereto respectively such preferential, qualified or special rights, privileges or conditions as may be determined by or in accordance with the Articles of Association of the Company and to vary, modify, enlarge or abrogate any such rights, privileges or conditions in such manner as may be permitted by the said Act or provided by the Articles of Association of the Company."

Proposed by: Mr. K.C.Jhanwar
Seconded by: Mr. S.S.Gupta
Carried by more than ¾ majority on a show of hands

9. **As a Special Resolution:**

"RESOLVED THAT pursuant to the provisions of Section 31 and all other applicable provisions, if any, of the Companies Act, 1956 (including any statutory re-enactment or amendment thereof), the existing Article 5(a) of the Articles of Association of the Company be deleted, except the marginal note thereto, and substituted by the following as new Article 5(a):

Article 5(a). The Authorised Share Capital of the Company is Rs. 125,00,00,000 (Rupees One Hundered Twenty Five Crores only) divided into 12,00,00,000 (Twelve crores) equity shares of Rs.10 each and 5,00,000 (Five Lacs) Redeemable Preference Shares of Rs.100 each with the rights, privileges and conditions attached thereto as per the relevant provisions contained in that behalf in these presents and with power to the Company to increase or reduce the capital and to divide the shares in the capital for the time being into several classes (being those specified in the Companies Act, 1956) and to attach thereto respectively such preferential, qualified or special rights, privileges or conditions as may be determined by or in accordance with the Articles of Association of the Company and to vary, modify, enlarge or abrogate any such rights, privileges or conditions in such manner as may be permitted by the said Act or provided by these Articles of Association of the Company."

Proposed by: Mr. George Kutty
Seconded by: Mr. S.L.Advani
Carried by more than ¾ majority on a show of hands

10. **As an Ordinary Resolution:**

"RESOLVED THAT pursuant to the provisions of Section 293(1)(a) and other applicable provisions, if any of the Companies Act, 1956 (including any statutory modification or re-enactment thereof, for the time being in force), consent of the Company be and is hereby accorded to the Board of Directors of the Company for mortgaging and/or charging on such terms and conditions and at such time or

times, and in such form and manner, as it may think fit, the whole or substantially the whole of the Company's any one or more of the undertakings, or all the undertakings including the present and/or future properties, whether movable or immovable, tangible or intangible comprised in any existing or new undertaking or undertakings of the Company, as the case may be, in favour of the Lenders, Agents and/or Trustees for securing the long term, short term and medium term borrowings of the Company availed/ to be availed by way of loan(s) (in foreign currency and /or rupee currency) and securities (comprising fully/partly convertible debentures and/or non-convertible debentures with or without detachable or non-detachable warrants and/or secured premium notes and /or floating rate notes/bonds or other debt instruments) issued/to be issued by the Company including deferred sales tax loans availed/ to be availed by various divisions/units of the Company, from time to time, subject to the limits approved/ as may be approved by the members under Section 293(1)(d) of the Companies Act,1956 as also the interest on the principal amounts at the respective agreed rates, additional interest, compound interest in case of default, accumulated interest, liquidated damages, commitment charges, premia on prepayment, premium (if any) on redemption, remuneration of agent(s)/trustee(s), all other costs, charges and expenses, including any increase as a result of devaluation/ revaluation/ fluctuation in the rates of exchange and all other monies payable by the Company in terms of loan agreement(s), heads of agreement, debenture trust deed(s) and /or any other deed(s) or documents(s) entered into / to be entered into between the Company and the lender(s) /agent(s)/ Trustees/ state government(s)/ agency(ies) representing various state government(s) and/or other agencies etc. in respect of the said loans/ borrowings/ debentures/ securities/ deferred sales tax loans and containing such specific terms and conditions and covenants in respect of enforcement of security as may be stipulated in that behalf and agreed to between the Board of Directors of the Company (including any Committee thereof) and the lender(s)/ agents(s)/ trustee(s)/ state government(s)/agency(ies), etc."

"RESOLVED FURTHER that the securities to be created by the Company as aforesaid may rank prior/ paripassu/ subservient with/to the mortgages and /or charges already created or to be created in

future by the Company or in such other manner and ranking as may be thought expedient by the Board of Directors or its Committee and as may be agreed to between the concerned parties."

"RESOLVED FURTHER that the Board of Directors or its Committee or persons authorized by the Board, be and is/ are hereby authorized to finalise, settle and execute any and all agreements, documents, deeds, writings and papers as may be necessary for creating the mortgages and/or charges as aforesaid and to do all such acts, deeds, matters and things as it / they may, in its/their absolute discretion consider necessary, desirable or expedient for implementing this resolution and to resolve any question, difficulty or doubt relating thereto, or otherwise considered to be in the best interest of the Company."

Proposed by: Mr. D.N.Vadukul
Seconded by: Mr. J.C.Modi
Carried *nem-con* on a show of hands

11. As a Special Resolution:

"RESOLVED THAT pursuant to the provisions of Sections 198, 269, 309, and 314 read with Schedule XIII and other applicable provisions, if any, of the Companies Act, 1956 as amended from time to time and all applicable guidelines for managerial remuneration issued by the Central Government from time to time and subject to such approvals, if any necessary, the Company hereby approves of the appointment of Mr. K.K. Maheshwari as the "Whole- time Director" of the Company for a period of five years with effect from 1st October, 2005 on the following terms and conditions including remuneration, with liberty to the Board (which term shall be deemed to include any committee constituted /to be constituted by the Board) from time to time to alter the said terms and conditions in such manner as may be agreed to between the Board and Mr. K.K. Maheshwari in the best interest of the Company and as may be permissible at law:

A. Period:

Five years w.e.f 1st October, 2005 with liberty to either party to terminate the appointment on three months notice in writing to the other and in the event of the Company terminating the same, the whole-time director shall have no claim against the Company for damages or compensation by reason of such termination.

B. Remuneration:

(a) Basic Salary- Rs. 4,43,342/- (Rupees Four Lacs forty three thousand three hundred forty two only) per month with such annual increment(s) as the Board may decide from time to time subject however to a ceiling of Rs.7,00,000/- (Rupees Seven Lacs only) per month as Basic Salary.

(b) Special Allowance Rs. 4,10,258/- (Rupees Four Lacs ten thousand two hundred fifty eight only) per month with such annual increment(s) as the Board may decide from time to time subject however to a ceiling of Rs.10,00,000/- (Rupees Ten Lacs Only) per month as Special Allowance.

(c) Performance Linked Allowance and/or Long Term Incentive compensation as may be approved by the Board from time to time upto the end of his tenure subject to a maximum of Rs.40,00,000 /- (Rupees Forty Lacs only) in each year of his tenure.

(d) Salaries payable to Servant / Gardener – subject to a ceiling of Rs. 36,000/- (Rupees Thirty Six Thousand Only) per annum.

C. Perquisites

(a) The Company shall provide rent free furnished accommodation and also pay all rent, rates, taxes, electricity,

(b) fuel charges, water charges and all other expenses for the upkeep and maintenance thereof.

(c) Reimbursement of Leave Travel Expenses once in a year for self and family (which shall include spouse, dependent

(d) children and parents), subject to a ceiling of one month's basic salary. In the event of the amount so payable being lower than one month's basic salary, the balance will be payable as taxable amount on which the tax will be borne by the Whole-time Director.

(e) Reimbursement of actual medical expenses (including insurance premium for medical and hospitalisation policy, if any) for self and family as aforesaid.

(f) Club fees, subject to a maximum of two clubs.

(g) Leave and encashment of leave at the end of the tenure in accordance with the Rules of the Company.

(h) Personal Accident Insurance cover as per the Rules of the Company.

(i) Contribution to Provident Fund, Superannuation Fund or Annuity Fund as per the Rules of the Company.

(j) Car for use on Company's business and telephone at residence as per the Rules of the Company.

(k) Reimbursement of entertainment, travelling and all other expenses incurred for the business of the Company.

(l) Gratuity as per the Rules of the Company.

The aggregate of the salary, special pay, allowances and perquisites in any financial year shall be subject to the limits prescribed from time to time under Sections 198, 309 and other applicable provisions of the Companies Act, 1956 read with Schedule XIII to the said Act as may for the time being, be in force, or otherwise as may be permissible at law.

Subject as aforesaid, Mr. K. K. Maheshwari, will be governed by such other existing Service Rules as are applicable to Senior Executives of the Company as may be in force from time to time, which will also include Stock Option Plan, if any, which may be instituted during his tenure of office as Whole time Director.So long as Mr. K. K Maheshwari functions as the Whole Time Director of the Company he shall not be subject to retirement by rotation. However, Mr. K. K. Maheshwari may get the sitting fees paid / payable to other directors for attending meetings of Board of Directors / Committee of subsidiaries of the Company or companies promoted by the Aditya Birla Group.

Where in any financial year comprised by the period of appointment, the Company has no profits or its profits are inadequate, the foregoing amount of remuneration and benefits shall be paid or given to the Whole time Director in accordance with the applicable provisions of Schedule XIII of the Companies Act, 1956 and subject to the approval of the Central Government, wherever required."

Proposed by: Mr. K.C.Jhanwar
Seconded by: Mr. R.C.Maheshwari
Carried by more than ¾ majority on a show of hands

12. As a Special Resolution:

"RESOLVED THAT pursuant to the provisions of Sections 198, 269, 309 and 314 read with Schedule XIII and other applicable provisions, if any, of the Companies Act, 1956 as amended from time to time and all applicable guidelines for managerial remuneration issued by the Central Government from time to time and subject to such approvals, if any necessary, the Company

hereby approves of the appointment of Mr. Adesh Gupta as the "Whole-time Director" of the Company for a period of five years w.e.f. 1st October , 2005 on the following terms and conditions including remuneration , with liberty to the Board (which term shall be deemed to include any committee constituted /to be constituted by the Board) from time to time to alter the said terms and conditions in such manner as may be agreed to between the Board and Mr. Adesh Gupta in the best interests of the Company and as may be permissible at law:

A. Period:

Five Years w.e.f 1st October, 2005 with liberty to either party to terminate the appointment on three months notice in writing to the other and in the event of the Company terminating the same, the Whole-time Director shall have no claim against the other for damages or compensation by reason of such termination.

B. Remuneration:

(a) Basic Salary- Rs.2,34,942 /- (Rupees Two Lacs thirty four thousand nine hundred forty two only) per month with such annual increment(s) as the Board may decide from time to time subject however to a ceiling of Rs.5,00,000/- (Rupees Five Lacs only) per month as Basic Salary.

(b) Special Allowance Rs. 2,27,361/- (Rupees Two Lacs twenty seven thousand three hundred sixty one only) per month with such annual increment(s) as the Board may decide from time to time subject however to a ceiling of Rs.6,00,000/- (Rupees Six Lacs only) per month as Special Allowance.

(c) Performance Linked Allowance and/or Long Term Incentive Compensation as may be approved by the

Board from time to time upto the end of his tenure subject to a maximum of Rs.40,00,000 /- (Rupees Forty Lacs only) in each year of his tenure.

C. **Perquisites:**

(a) The Company shall provide rent-free furnished accommodation and also pay all rent, rates, taxes, electricity, fuel charges, water charges and all other expenses for the upkeep and maintenance thereof.

(b) Reimbursement of Leave Travel Expenses once in a year for self and family (which shall include spouse, dependent children and parents), subject to a ceiling of one month's basic salary. In the event of the amount so payable being lower than one month's basic salary, the balance will be payable as taxable amount on which tax will be borne by the Whole-time Director.

(c) Reimbursement of actual medical expenses (including insurance premium for medical and hospitalization policy, if any) for self and family as aforesaid.

(d) Club fees, subject to a maximum of one club.

(e) Leave and encashment of leave at the end of the tenure in accordance with the Rules of the Company.

(f) Personal Accident Insurance cover as per the Rules of the Company.

(g) Contribution to Provident Fund, Superannuation Fund or Annuity Fund as per the Rules of the Company.

(h) Car for use on Company's business and telephone at residence as per Rules of the Company.

(i) Reimbursement of entertainment, travelling and all other expenses incurred for the business of the Company.

(j) Gratuity as per the Rules of the Company.

The aggregate of the salary, special pay, allowances and perquisites in any financial year shall be subject to the limits prescribed from time to time under Sections 198, 309 and other applicable provisions of the Companies Act, 1956 read with Schedule XIII to the said Act as may for the time being, be in force, or otherwise as may be permissible at law.

Subject as aforesaid, Mr. Adesh Gupta will be governed by such other existing Service Rules as are applicable to Senior Executives of the Company as may be in force from time to time, which will also include Stock Option Plan, if any, which may be instituted during his tenure of office as Whole time Director

So long as Mr. Adesh Gupta functions as the Whole Time Director of the Company he shall not be subject to retirement by rotation. However, Mr. Adesh Gupta may get the sitting fees paid / payable to other directors for attending meetings of Board of Directors / Committee of subsidiaries of the Company or companies promoted by the Aditya Birla Group.

Where in any financial year comprised by the period of appointment, the Company has no profits or its profits are inadequate, the foregoing amount of remuneration and benefits shall be paid or given to the Whole time Director in accordance with the applicable provisions of Schedule XIII of the Companies Act, 1956 and subject to the approval of the Central Government, wherever required."

Proposed by: Mr. S.S.Gupta
Seconded by: Mr. B.J.Pandya
Carried by more than ¾ majority on a show of hands

13. As a Special Resolution:

"RESOLVED THAT pursuant to the provisions of Sections 198, 260, 269, 309 and 314 read with Schedule XIII and other applicable provisions, if any, of the Companies Act, 1956, as amended from time to time, and all applicable guidelines for managerial remuneration issued by the Central Government from time to time, and further subject to such approvals ,if any necessary, consent of the Company be and is hereby accorded to the appointment of Mr. Rakesh Jain as the "Whole Time Director" of the Company for a period of 5 (Five) years w.e.f. 3rd April, 2006, on the following terms and conditions including remuneration with liberty to the Board (which term shall be deemed to include any committee constituted or to be constituted by the Board) from time to time to alter the said terms and conditions, in such manner as may be agreed to between the Board and Mr. Rakesh Jain in the best interests of the Company and as may be permissible at law, viz.: –

A. Period:

Five Years w.e.f 3rd April, 2006 with liberty to either party to terminate the appointment on three months notice in writing to the other and neither party will have any claim against the other for damages or compensation by reason of such termination.

B. Remuneration:

(a) Basic Salary - Rs. 6,30,159/- (Rupees Six Lacs Thirty thousand One hundred Fifty Nine only) per month with such increment(s) as the Chairman/ Board may decide from time to time, subject however to a ceiling of

Rs.12,00,000/- (Rupees Twelve Lacs only) per month as Basic Salary.

(b) Special Allowance - Rs. 2,70,795/- (Rupees Two lacs Seventy thousand Seven hundred Ninety Five only) per month with such increment(s) as may be decided by the Chairman/Board from time to time, subject however to a ceiling of Rs.8,50,000/- (Rupees Eight Lacs Fifty thousand only) per month. This allowance however, will not be taken into account for calculation of benefits such as Provident Fund, Gratuity, Superannuation and Leave Encashment.

(c) Performance Bonus/Long Term Incentive Compensation - linked to the achievement of targets, as may be decided by the Chairman / Board, subject to a maximum of Rs. 90,00,000/- (Rupees Ninety Lacs only) per annum.

C. **Perquisites:**

(a) Housing: Company's owned/ hired /leased accommodation or House Rent Allowance as per the Company's Policy, subject to a maximum of 50% of the basic salary in lieu of Company provided accommodation, along with benefits of gas, fuel , water , electricity, telephones as also upkeep of and maintenance of such accommodation.

(b) Hard furnishing worth Rs. 3 lacs every 3 years and in proportion to his period of employment.

(c) Medical Reimbursement: Reimbursement of domiciliary expenses incurred in India for self and family (including dependent children and parents) at actuals. Reimbursement of the additional medical insurance premium upto US $ 3000 per annum for self and family and hospitalization expenses not

covered/reimbursed under the insurance policy for self and family at actuals.

(d) Leave Travel Allowance : For self and family (including dependent children) every year @ 1 (one) month's basic salary. Save as above, other terms shall be in accordance with the Rules of the Company.

(e) Spouse accompanying on any official domestic and overseas trip will be governed as per the policy of Aditya Birla Group, as applicable to full time Directors/ Business heads.

(f) Club fees: Fees of one Corporate Club in India (including admission and membership fee).

(g) Personal accident Insurance coverage of Rs. 50 lacs for self as per the Rules of the Company.

(h) Company's Contribution towards provident Fund and Superannuation Fund, on basic salary as per the Rules applicable to Senior Executives of the Company.

(i) Gratuity as per the Payment of Gratuity Act on completion of five years of continuous service with the Group.

For purpose of Gratuity, provident fund, superannuation fund and other like benefits, if any, such as leave balance due, the service of Mr. Rakesh Jain, Whole Time Director will be considered as continuous service with the Company from the date of his joining the Aditya Birla Group and termination of the appointment or renewal will not be considered as a break in service.

(j) Two cars for use on Company's Business as per the policy of Aditya Birla Group.

(k) Leave and encashment of leave, in accordance with the Rules of the Company.

(l) Education allowance of Rs.24,000/- per annum.

D. Subject as aforesaid, Mr. Rakesh Jain will be governed by such other existing Service Rules as are applicable to Senior Executives of the Company as may be in force from time to time.

E. In the event of loss or inadequacy of profits in any year, the remuneration including the perquisites as aforesaid will be paid to Mr. Rakesh Jain in accordance with the applicable provisions of Schedule XIII of the Companies Act, 1956, and subject to the approval of the Central Government wherever required.

F. So long as Mr. Rakesh Jain functions as the Whole Time Director of the Company, he shall not be subject to retirement by rotation . However, Mr. Rakesh Jain may get the sitting fees paid / payable to other directors for attending meetings of Board of Directors / Committee of subsidiaries of the Company or companies promoted by the Aditya Birla Group."

Proposed by: Mr. C.M.Motta
Seconded by: Mr. B.M.Wani
Carried by more than ¾ majority on a show of hands

14. As a Special Resolution:

"RESOLVED THAT pursuant to the provisions of Sections 198, 260, 269, 309 and 314 read with Schedule XIII and other applicable provisions, if any, of the Companies Act, 1956, as amended from time to time, applicable guidelines for managerial remuneration

issued by the Central Government from time to time, and further subject to such approvals, if any necessary, consent of the Company be and is hereby accorded to the appointment of Mr. S.K.Mitra as the "Whole Time Director" of the Company w.e.f. 1st July, 2006 till 15th January,2010 on the following terms and conditions including remuneration with liberty to the Board (which term shall be deemed to include any committee constituted or to be constituted by the Board) from time to time to alter the said terms and conditions, in such manner as may be agreed to between the Board and Mr. S.K. Mitra in the best interests of the Company and as may be permissible at law, viz.: –

A. Period:

With effect from 1st July, 2006 to 15th Janaury,2010 with liberty to either party to terminate the appointment on three months notice in writing to the other.

B. Remuneration:

a) Basic Salary of Rs. 6,42,100/- (Rupees Six Lacs Forty Two Thousand One Hundred only) per month with such increments as may be decided by the Chairman / Board from time to time, subject however to a ceiling of Rs.7,50,000/- (Rupees Seven Lacs Fifty Thousand only) per month as Basic Salary.

b) Special Allowance of Rs. 6,16,120 /- (Rupees Six Lacs Sixteen Thousand One Hundred Twenty only) per month with such increments as may be decided by the Chairman / Board from time to time, subject however to a ceiling of Rs.8,00,000/- (Rupees Eight Lacs only) per month. This allowance however will not be taken into account for calculation of benefits such as Provident Fund, Gratuity, Superannuation and Leave Encashment.

c) Annual Performance Bonus Linked to the achievement of targets and Long-Term Incentive Compensation (LTIC) as per the scheme applicable to Senior Executives of the Company/Aditya Birla Group (the Group) as may be decided by

the Chairman /Board subject to a maximum of Rs.75,00,000/- (Rupees Seventy Five Lacs only) per annum.

C. Perquisites:

1. Housing: Company's owned/hired/ leased accommodation or House Rent Allowance @ 50% of the Basic Salary in lieu of Company provided accommodation.

2. Reimbursement of expenses on actuals, pertaining to gas, fuel, water, electricity and telephones as also reasonable reimbursement of upkeep and maintenance expenses in respect of such accommodation.

3. Medical Expenses Reimbursement: Reimbursement of all expenses incurred in India for self and family (family is defined as spouse and dependant children) at actuals (including domiciliary medical expenses and insurance premium for medical and hospitalization policy, as applicable). If the Group covers the Managing Director and immediate family under any Medical Insurance Policy in the future, the medical reimbursement by the Company will be limited to the amount not reimbursed by the Insurance Company.

4. Leave Travel Allowance: - For self and family in accordance with Rules of the Company, subject to a maximum of one month's basic salary. In the event of the amount so payable being lower than one month's basic salary, the balance will be payable as taxable amount to the Whole time Director.

5. Spouse accompanying on any official domestic and overseas trip will be governed as per the policy of the Group, as applicable to full time Directors /Business Heads.

6. Club Fees: Fees of two Corporate Clubs in India (including admission and membership fees).

7. Personal Accident Insurance coverage for self as per the Rules of the Company.

8. Company's contribution towards Provident Fund and Superannuation Fund on basic salary as per the Rules applicable to Senior Executives of the Company.

9. Gratuity as applicable to Senior Executives of the Group, including continuity of service for time served elsewhere, within the Group.

10. Two Cars for use on Company's business as per rules of the Company.

11. Leave and encashment of leave, in accordance with the Rules of the Company.

12. Any other policies / benefits that are introduced by the Group from time to time, as applicable at his level.

The aggregate of the salary, special pay, allowances and perquisites in any financial year shall be subject to the limits prescribed from time to time under Sections 198, 309 and other applicable provisions of the Companies Act, 1956 read with Schedule XIII to the said Act as may for the time being, be in force, or otherwise as may be permissible at law.

Subject as aforesaid, Mr. S.K.Mitra shall be governed by such other Rules as are applicable to the Senior Executives of the Company from time to time.

So long as Mr. S. K.Mitra functions as the Whole time Director of the Company he shall not be subject to retirement by rotation. However, Mr. S. K. Mitra may get the sitting fees paid / payable to other directors for attending meetings of Board of Directors / Committee of subsidiaries of the Company or companies promoted by the Aditya Birla Group.

Where in any financial year comprised by the period of appointment, the Company has no profits or its profits are

inadequate, the foregoing amount of remuneration and benefits shall be paid or given to the Whole time Director in accordance with the applicable provisions of Schedule XIII of the Companies Act, 1956 and subject to the approval of the Central Government, wherever required."

Proposed by: Mr. M.L.Doshi
Seconded by: Mr. S.L.Advani
Carried by more than ¾ majority on a show of hands

15. As a Special Resolution:

"RESOLVED THAT pursuant to the provisions of section 314 or any other applicable provisions of the Companies Act, 1956 or any other applicable provisions of law for the time being in force, consent of the Company be and is hereby accorded to the Managing Director/Whole-Time directors of the Company receiving sitting fees for attending meetings of the Board of Directors / Committee of Directors of the Company`s subsidiaries or Companies promoted by the Aditya Birla Group."

Proposed by: Mr. H.Krishnan
Seconded by: Mr. S.Pabari
Carried by more than ¾ majority on a show of hands

16. As a Special Resolution:

"RESOLVED THAT in accordance with and subject to the provisions of Section 81 (1A) and all other applicable provisions, if any, of the Companies Act, 1956, Foreign Exchange Management Act and other applicable legislation and/or and other applicable Rules, Regulations, Notifications, Circulars, Schemes, and Guidelines if any, of the Securities and Exchange Board of India (SEBI), the Reserve Bank of India (RBI), the Stock Exchanges where the securities of the Company are listed (including provisions of the listing agreement with them), and other concerned and relevant authorities, and other applicable laws, if any, and the

relevant provisions of the Memorandum and Articles of Association of the Company; and subject to such approvals, consents, permissions, or sanctions of the Government of India (GOI), RBI, SEBI and any other Indian/Overseas appropriate authorities, institutions or bodies as may be necessary and subject to such terms, conditions, stipulations, alterations, amendments, modifications, or variations as may be prescribed by any of them in granting any such approvals, consents, permissions, or sanctions; and which may be agreed to by the Board of Directors (hereinafter referred to as the "Board", which term shall be deemed to include any Committee of Directors for the time being authorized by the Board of Directors to exercise the powers conferred on the Board by this resolution), consent of the members of the Company be and is hereby accorded to the Board to create, offer, issue and allot on behalf of the Company, in one or more tranches of public and/or private offerings and/or private/preferential placement basis in domestic and/ or international markets, through prospectus and/or offer letter or other permissible/requisite offer document, to any person including Domestic / Foreign Investors/ Foreign Institutional Investors, Non Resident Indians, Companies, Body Corporates Trusts, Mutual Funds, Banks, Insurance companies, Pension Funds, Individuals, employees of the Company or otherwise, whether shareholders of the Company or not (collectively referred to as the "Investors" including any combination thereof)and/ or to create, place and allot on behalf of the Company, in one or more tranches in domestic and /or international markets, on the basis of a placement document, Equity Shares or any such instrument convertible into Equity Shares or giving the holder a right to subscribe to Equity Shares including fully / partly convertible debentures, bonds, warrants, whether attached to other securities or otherwise, or any other securities subscribed to by Investors or Qualified Institutional Buyers, (hereinafter collectively referred to as the "Securities") whether secured by way of charge on the assets of the company or unsecured as may be decided by the Board ; whether or not such Investors or Qualified Institutional Buyers are members of the Company; up to an aggregate amount not exceeding Rs.1000 Crores, and such offer, issue and allotment to be made, at such time or times, in Indian Rupees or any convertible foreign exchange or other currencies as may be permissible and/or required, at such price or prices, at a

discount, par or premium to market price, in such form and manner, including through book building process, and on such other terms and conditions, as may be decided in consultation with the Lead Manager and Underwriter, and deemed appropriate by the Board at the time of such offer, issue and allotment.

RESOLVED FURTHER THAT the Board be and is hereby authorized to create, issue and allot from time to time, such number of equity shares/securities as may be required to be issued and allotted upon conversion or issue of any Securities referred above or as may be necessary in accordance with the terms of the offering(s) at such price (including premium) that may be decided by the Board in its absolute discretion, as may be necessary in accordance with the terms of the offering of any of the aforesaid securities, including additional equity shares or securities, all such shares/securities ranking pari-passu in all respects or such other ranking as may be permissible, with the then existing shares/securities, of the Company, and may be subject to such lock-in requirements, if any, as may be prescribed by appropriate authorities under applicable laws, if any:

RESOLVED FURTHER THAT for the purpose of giving effect to any offer, issue or allotment of securities or instruments or equity shares or securities representing the same, the Board be and is hereby authorized on behalf of the Company to do all such acts, deeds, matters and things as it may in its absolute discretion deem necessary or desirable for such purpose, including but without limitation, determining the type, form and manner of the issue/securities, the class of eligible investors to whom the securities are to be offered, issued and allotted in each tranche, issue price, face value, premium/discount amount on issue/conversion of securities /redemption of securities, rate of interest, conversion or redemption period, appointment of Managers, Merchant Bankers, Guarantors, Financial and/or Legal Advisors, Consultants, Depositories, Custodians, Registrars, Trustees, Bankers, and all other agencies or intermediaries, whether in India or abroad, and to remunerate them by way of commission, brokerage, fees or the like, entering into or execution of all such agreements/arrangement/Memorandum of Understandings/ documents with any authorities/agencies, listing of the shares/securities (including the resultant equity shares to be

issued as per the terms of the issue of the said securities) on any Indian and/or Foreign Stock Exchange(s), as the Board may in its absolute discretion deem fit.

RESOLVED FURTHER THAT the Board be and is hereby authorized to settle all questions, difficulties, doubts or problems that may arise in regard to the offer, issue, or allotment of securities and utilization of the issue proceeds as it may in its absolute discretion deem fit, without being required to seek any further consent or approval of the members or otherwise, with the intent that the members shall be deemed to have given their approval thereto expressly by the authority of this resolution.

RESOVLED FURTHER THAT to give effect to the aforesaid resolution, the Board be and is hereby authorized to delegate all or any of the powers herein conferred to any committee of Directors or Managing Director or any Director or Directors or other officer of the Company, or to any intermediary or agent of the Company, or to such other persons(s) as the Board may think fit and necessary at its absolute discretion."

Proposed by: Mr. Ashwin Shah
Seconded by: Mr. Kishore Dushara
Carried by more than ¾ majority on a show of hands

As there was no other item of Agenda for the meeting, the meeting concluded with a vote of thanks to the chair.

Sd/-

CHAIRMAN OF THE MEETING